PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE July 23, 2014
AMENDMENT AND RE-FILING OF COMPANY DOCUMENTS ● PRAIRIE CREEK 2012 TECHNICAL REPORT ● ANNUAL INFORMATION FORM ● ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

Vancouver, British Columbia, July 23, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) reports that as a result of a review by the British Columbia Securities Commission in connection with their review of the Company’s Preliminary Prospectus, the Company has re-filed the Prairie Creek Technical Report originally filed on August 9, 2012 to add additional disclosure on post-tax economic metrics for the Prairie Creek Project. The Company has also re-filed its Annual Information Form (“AIF”) and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2013 to reflect those changes and add to the AIF a description of the analytical and testing procedures utilized in the Company’s exploration programs.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com